Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Second Quarter and Six Months Ended

June 30, 2014

•	Revenue

•	$145.4 million Revenue for Q2 2014; $267.6 million for H1 2014

•	Adjusted EBITDA

•	33% increase to $51.4 million for Q2 2014;

•	44% increase to $111.2 million for H1 2014

•	Dividend of $0.06 per share for Q2 2014

•	$170 million issuance of Preferred Stock 2014YTD

•	$120 million in July 2014

•	$50 million in January 2014

•	One of the largest US-listed dry bulk fleets

•	63 vessels controlled – 6.2 million dwt, 54 vessels in the water – 5.3 million dwt

•	18 Capesize vessels

•	23 Panamax vessels

•	22 Ultra Handymax and Handysize vessels

MONACO – August 21, 2014 -- Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the second quarter and six months ended June 30, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased with our results for the second quarter of 2014, for which we reported revenue of $145.4 million, a 16% increase and Adjusted EBITDA of $51.4 million, a 33% increase compared to the same period last year. We are also pleased to again announce a dividend of 6 cents for Q2 2014 representing a yield of 2.6%.”

Angeliki Frangou continued, “We have created a significant competitive advantage through our in house technical and commercial management. These skills reduce our daily opex 34% below the industry average and control G&A expense so that they are below our public peers. These skills harness scale and create operating leverage by reducing costs in a way that would not be possible, in our view, with a third party provider.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Navios Holdings

Issuances of American Depositary Shares Representing Preferred Stock

On July 8, 2014, Navios Holdings completed the sale of 4,800,000 American Depositary Shares, including 600,000 American Depositary Shares sold as part of the exercise of an overallotment option granted to the underwriters, each of which represents 1/100th of a share of the Company’s Series H Cumulative Redeemable Perpetual Preferred Stock (the “Series H”), with a liquidation preference of $2,500.00 per share, priced at $25.00 per American Depositary Share. Dividends will be payable at a rate of 8.625% per annum of the stated liquidation preference. The American Depositary Shares are listed on the New York Stock Exchange under the symbol “NMPrH”. The net proceeds of approximately $115.8 million from the offering (after deducting underwriting discounts and estimated offering expenses) will be used for general corporate purposes, including acquisition of vessels.

Navios Holdings has raised in 2014 YTD total gross proceeds of $170.0 million Preferred Stock including $50.0 million raised in January 2014.

Fleet Update

On June 4, 2014, Navios Holdings took delivery of the Navios Gem, a 2014-Japanese built 181,336 dwt Capesize vessel for a purchase price of $54.2 million, of which $24.2 million was paid in cash and $30.0 million was financed through a new loan with DVB Bank, Credit Agricole Corporate and Investment Bank and Norddeutsche Landesbank. The loan bears interest at a rate of LIBOR plus 275 basis points and is repayable in 24 quarterly installments of $0.5 million, with a final balloon payment of $18.8 million on the last repayment date.

Following the delivery of Navios Gem, Navios Holdings controls a fleet of 63 vessels totaling 6.2 million dwt, of which 39 are owned and 24 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 54 vessels (16 Capesize, 17 Panamax, 19 Ultra Handymax and two Handysize) totaling 5.3 million dwt. The current average age of the operating fleet is 7.3 years. Additionally, Navios Holdings has (i) seven newbuilding charter-in vessels expected to be delivered at various dates through 2016; and (ii) two newbuilding owned vessels which are expected to be delivered in the fourth quarter of 2015.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Navios South American Logistics Inc. (“Navios Logistics”)

Reaching the highest quarterly Adjusted EBITDA since its incorporation, Navios Logistics reported for the three months ended June 30, 2014, revenue of $70.0 million increased by 10.2% and Adjusted EBITDA of $21.4 million increased by 21.9%.

In the second quarter of 2014, Navios Logistics took delivery of 36 newbuilding barges in China and positioned them in South America. These barges, along with three second-hand pushboats that were acquired in January 2014, have been placed to service three six-year time charter contracts at $14,500, net per day each, with an investment grade counterparty. Navios Logistics estimates that it will generate approximately $10.0 million annual EBITDA from the three contracts. EBITDA estimates assume expenses approximating current operating costs and 360 revenue days per year per convoy.

In July 2014, Navios Logistics took delivery of additional 36 newbuilding barges in China, which are currently being transported to South America.

In August 2014, Navios Logistics completed dredging works in its port facility in Nueva Palmira, Uruguay, as part of the expansion of its port terminal infrastructure to serve a 20-year storage and transshipment agreement with Vale International S.A.

Dividend Policy

On August 14, 2014, the Board of Directors declared a quarterly cash dividend for the second quarter of 2014 of $0.06 per share of common stock. The dividend is payable on September 26, 2014 to stockholders of record as of September 18, 2014. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements and other debt obligations and such other factors as the Board may deem advisable.

Navios Maritime Partners L.P. (“Navios Partners”)

In August 2014, Navios Holdings received $7.5 million from Navios Partners representing the cash distribution for the second quarter of 2014.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

In July 2014, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the first quarter of 2014.

Time Charter Coverage

As of August 18, 2014, Navios Holdings has chartered-out 74.6% (85.5% including index-linked charters) and 4.5% (15.4% including index-linked charters) of available days for 2014 and 2015, respectively, expected to generate $162.1 million and $16.0 million in revenue, respectively. The average daily charter-out rate for the core fleet is $12,621 and $20,966 for 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2014 is $13,400.

The above figures do not include the fleet of Navios Logistics and vessels servicing Contracts of Affreightment.

Earnings Highlights

As of June 30, 2014:

•	Net Debt to Total Capitalization of 51.5% (45.3% after the issuance of the Series H in July 2014).

•	Cash of $235.1 million ($350.9 million including net proceeds from issuance of the Series H in July 2014).

Second Quarter 2014 and 2013 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The second quarter 2014 and 2013 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measure to the most comparable measure under U.S. GAAP.

	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013
	(unaudited)	(unaudited)
Revenue	$145,408	$125,572
Adjusted EBITDA (*)	$51,446	$38,800
Net Loss	$(36,680)	$(15,881)
Adjusted Net Loss (*)	$(7,715)	$(15,881)
Basic Losses per Share	$(0.37)	$(0.16)
Adjusted Basic Losses per Share (*)	$(0.09)	$(0.16)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses per Share for the three months ended June 30, 2014 have been adjusted to exclude (i) $17.4 million portion of loss on Navios Logistics’ bond extinguishment; and (ii) $11.5 million non-cash loss on available-for-sale securities.

Revenue from dry bulk vessel operations for the three months ended June 30, 2014 was $75.4 million as compared to $62.1 million for the same period during 2013. The increase in dry bulk revenue was mainly attributable to (i) an increase in the time charter equivalent rate (“TCE”) per day by 12.5% to $11,923 per day in the second quarter of 2014, as compared to $10,600 per day in the same period of 2013; (ii) an increase in available days for owned vessels by 556 days; and (iii) an increase in charter-in fleet available days by 253 days.

Revenue from the logistics business was $70.0 million for the three months ended June 30, 2014 as compared to $63.5 million for the same period of 2013. This increase was mainly attributable to (i) the increase in products transported in the dry port terminal; (ii) commencement of operations of three new dry cargo convoys in the barge business; and (iii) the increase in the cabotage fleet’s operating days and higher time charter rates achieved.

Adjusted EBITDA of Navios Holdings for the three months ended June 30, 2014 increased by $12.6 million to $51.4 million as compared to $38.8 million for the same period of 2013. The $12.6 million increase in Adjusted EBITDA was primarily due to (i) a $19.8 million increase in revenue; (ii) a $2.1 million decrease in time charter, voyage and logistics business expenses; (iii) a $3.0 million increase in equity in net earnings from affiliated companies; and (iv) a $0.6 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $25.5 million was mitigated by (i) a $5.7 million decrease in other income, net (excluding the non-cash loss on available-for-sale securities); (ii) a $6.7 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iii) a $0.5 million increase in net income attributable to the noncontrolling interest (excluding the portion of loss on Navios Logistics’ bond extinguishment).

Adjusted EBITDA of Navios Logistics was $21.4 million (adjusted for $27.3 million loss on bond extinguishment) for the three month period ended June 30, 2014 as compared to $17.6 million for the same period in 2013.

Adjusted Net Loss of Navios Holdings for the three months ended June 30, 2014 was $7.7 million as compared to a $15.9 million loss for the same period of 2013. The $8.2 million decrease in Adjusted Net Loss was mainly due to an increase in Adjusted EBITDA of $12.6 million. This increase was partially offset by (i) an increase in interest expense and finance cost, net of $1.1 million; (ii) an increase in depreciation and amortization of $1.6 million; (iii) an increase in income tax expense of $0.7 million; (iv) an increase of $0.3 million in share-based compensation expense; and (v) an increase of $0.7 million in amortization for deferred drydock and special survey costs.

First Half of 2014 and 2013 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the six month period ended June 30, 2014 and 2013 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods. Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses per Share are non-U.S. GAAP financial measures, and should not be used in isolation or as substitution for Navios Holdings’ results.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of Adjusted EBITDA of Navios Holdings, on a consolidated basis, and Navios Logistics, and a reconciliation of such measures to the most comparable measures under U.S. GAAP.

	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
	(unaudited)	(unaudited)
Revenue	$267,599	$259,409
Adjusted EBITDA (*)	$111,226	$77,274
Net Loss	$(34,627)	$(26,036)
Adjusted Net Loss (*)	$(5,662)	$(26,036)
Basic Losses per Share	$(0.36)	$(0.26)
Adjusted Basic Losses per Share (*)	$(0.08)	$(0.26)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Losses per Share for the six months ended June 30, 2014 have been adjusted to exclude (i) $17.4 million portion of loss on Navios Logistics’ bond extinguishment; and (ii) $11.5 million non-cash loss on available-for-sale securities.

Revenue from dry bulk vessel operations for the six months ended June 30, 2014 was $152.0 million as compared to $122.7 million for the same period during 2013. The increase in dry bulk revenue was mainly attributable to (i) an increase in TCE per day by 10.5% to $12,389 per day in the first half of 2014, as compared to $11,211 per day in the same period of 2013; (ii) an increase in available days for owned vessels by 1,090 days; and (iii) an increase in charter-in fleet available days by 574 days.

Revenue from the logistics business was $115.6 million for the six months ended June 30, 2014 as compared to $136.7 million for the same period of 2013. This decrease was mainly attributable to the decrease in the Paraguayan liquid port’s volume of products sold, partially mitigated by (i) an increase in products transported in the dry port terminal; (ii) commencement of operations of three new dry cargo convoys in the barge business; and (iii) higher time charter rates achieved in the cabotage business.

Adjusted EBITDA of Navios Holdings for the six month period ended June 30, 2014 increased by $33.9 million to $111.2 million as compared to $77.3 million for the same period of 2013. The $33.9 million increase in Adjusted EBITDA was primarily due to (i) a

$8.2 million increase in revenue; (ii) a $20.9 million decrease in time charter, voyage and logistics business expenses; (iii) a $11.3 million increase in equity in net earnings from affiliated companies; and (iv) a $1.5 million decrease in net income attributable to the noncontrolling interest (excluding the portion of loss on Navios Logistics’ bond extinguishment). This overall increase of $41.9 million was partially mitigated by (i) a $0.3 million decrease in other income, net (excluding the non-cash loss on available-for-sale securities); (ii) a $6.5 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); and (iii) a $1.2 million increase in general and administrative expenses (excluding share-based compensation expenses).

Adjusted EBITDA of Navios Logistics was $35.4 million (adjusted for $27.3 million loss on bond extinguishment) for the six month period ended June 30, 2014 as compared to $31.7 million for the same period in 2013.

Adjusted Net Loss of Navios Holdings for the six months ended June 30, 2014 was $5.7 million as compared to $26.0 million for the same period of 2013. The $20.3 million decrease in Adjusted Net Loss was mainly due to an increase in Adjusted EBITDA of $33.9 million. This increase was partially offset by (i) an increase in interest expense and finance cost, net of $3.9 million; (ii) an increase in depreciation and amortization of $2.9 million; (iii) an increase in income tax expense of $4.7 million; (iv) an increase of $0.6 million in share-based compensation expense; and (v) an increase of $1.5 million in amortization for deferred drydock and special survey costs.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ dry bulk operations (excluding the Navios Logistics fleet) and its fleet performance for the three and six month periods ended June 30, 2014 and 2013, respectively.

	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,395	4,586	10,580	8,916
Operating Days (2)	5,391	4,449	10,555	8,669
Fleet Utilization (3)	99.9%	97.0%	99.8%	97.2%
Equivalent Vessels (4)	59	50	58	49
TCE (5)	$11,923	$10,600	$12,389	$11,211

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, August 21, 2014, at 8:30 am ET, at which time members of senior management will provide highlights and commentary on the financial results of the Company for the second quarter and six months ended June 30, 2014.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Thursday, August 21, 2014, at 8:30 am ET

Call Title: Navios Holdings Inc. Q2 2014 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 6557 9592

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6557 9592

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information about Navios Acquisition, please visit its website: www.navios-acquisition.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels; competitive factors in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended June 30, 2014	Three Month Period Ended June 30, 2013	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$145,408	$125,572	$267,599	$259,409
Time charter, voyage and logistics business expenses	(63,514)	(65,632)	(114,692)	(135,640)
Direct vessel expenses	(33,840)	(26,444)	(62,168)	(54,139)
General and administrative expenses	(9,567)	(9,873)	(20,598)	(18,835)
Depreciation and amortization	(25,828)	(24,233)	(51,502)	(48,556)
Interest expense and finance cost, net	(28,521)	(27,372)	(56,567)	(52,730)
Gain on sale of assets	—	18	—	18
Loss on bond extinguishment	(27,281)	—	(27,281)	—
Other (expense)/income, net	(7,481)	9,778	(5,415)	6,474

Loss before equity in net earnings of affiliated companies	(50,624)	(18,186)	(70,624)	(43,999)
Equity in net earnings of affiliated companies	7,079	4,127	29,497	18,250

Loss before taxes	$(43,545)	$(14,059)	$(41,127)	$(25,749)
Income tax (expense)/benefit	(848)	(128)	(1,136)	3,572

Net loss	(44,393)	(14,187)	(42,263)	(22,177)
Less: Net loss/(income) attributable to the noncontrolling interest	7,713	(1,694)	7,636	(3,859)

Net loss attributable to Navios Holdings common stockholders	$(36,680)	$(15,881)	$(34,627)	$(26,036)

Loss attributable to Navios Holdings common stockholders, basic	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Loss attributable to Navios Holdings common stockholders, diluted	$(38,253)	$(16,304)	$(37,427)	$(26,877)

Basic net losses per share attributable to Navios Holdings common stockholders	$(0.37)	$(0.16)	$(0.36)	$(0.26)

Weighted average number of shares, basic	102,947,944	101,783,378	102,718,368	101,771,451
Diluted net losses per share attributable to Navios Holdings common stockholders	$(0.37)	$(0.16)	$(0.36)	$(0.26)

Weighted average number of shares, diluted	102,947,944	101,783,378	102,718,368	101,771,451

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	June 30, 2014 (unaudited)	December 31, 2013 (unaudited)
ASSETS
Cash and cash equivalents	$232,435	$187,831
Restricted cash	2,631	2,041
Other current assets	178,662	150,114
Deposits for vessel acquisitions	17,315	28
Vessels, port terminal and other fixed assets, net	1,875,291	1,808,855
Other noncurrent assets	428,420	418,744
Goodwill and other intangibles	342,283	352,000

Total assets	$3,077,037	$2,919,613

LIABILITIES AND EQUITY
Current liabilities, including current portion of long-term debt	204,639	149,767
Senior and ship mortgage notes, net of discount and including premium	1,375,000	1,293,156
Long-term debt, net of current portion	227,451	198,832
Other noncurrent liabilities	83,906	88,523
Total stockholders’ equity	1,186,041	1,189,335

Total liabilities and stockholders’ equity	$3,077,037	$2,919,613

	Six Month Period Ended June 30, 2014	Six Month Period Ended June 30, 2013
	(unaudited)	(unaudited)
Net cash provided by operating activities	$40,492	$37,873
Net cash used in investing activities	$(128,069)	$(86,783)
Net cash provided by financing activities	$132,181	$62,139

Disclosure of Non-GAAP Financial Measures

Adjusted EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any, unless otherwise stated and excludes certain items as described under “Earnings Highlights”. Adjusted EBITDA is a “non-GAAP financial measure” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States or as a measure of profitability or liquidity.

Adjusted EBITDA is presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations including debt service, capital expenditures and working capital requirements. While Adjusted EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics Adjusted EBITDA is used to measure company’s operating performance.

The following tables provide a reconciliation of Adjusted EBITDA of Navios Holdings and Navios Logistics, which in the case of Navios Holdings is on a consolidated basis:

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

Three Months Ended	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$10,940	$22,472
Net increase/(decrease) in operating assets	29,695	(28,735)
Net (increase)/decrease in operating liabilities	(37,125)	20,110
Net interest cost	28,521	27,372
Deferred finance charges	(845)	(1,234)
Expenses related to Navios Logistics bond extinguishment	(4,786)	—
Provision for losses on accounts receivable	(308)	272
Unrealized gain on FFA derivatives	—	88
Equity in affiliates, net of dividends received	(1,774)	(5,407)
Payments for drydock and special survey	2,003	5,538
Gain on sale of assets	—	18
Noncontrolling interest	7,713	(1,694)
Portion of loss on Navios Logistics bond extinguishment	17,412	—

Adjusted EBITDA	$51,446	$38,800

Navios Logistics Adjusted EBITDA Reconciliation to Net (Loss)/Income

Three Months Ended	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics shareholders	$(21,435)	$4,423
Depreciation and amortization	5,982	5,779
Amortization of deferred drydock and special survey costs	1,394	667
Interest expense and finance cost, net	7,446	6,657
Income tax expense	758	57
Loss on bond extinguishment	27,281	—

Adjusted EBITDA	$21,426	$17,583

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

Six Months Ended	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$40,492	$37,873
Net increase/(decrease) in operating assets	29,347	(22,083)
Net (increase)/decrease in operating liabilities	(47,928)	9,578
Net interest cost	56,567	52,730
Deferred finance charges	(1,736)	(2,932)
Expenses related to Navios Logistics bond extinguishment	(4,786)	—
Provision for losses on accounts receivable	(489)	(45)
Unrealized losses on FFA derivatives	—	(69)
Equity in affiliates, net of dividends received	9,984	(2,206)
Payments for drydock and special survey	4,727	8,269
Gain on sale of assets	—	18
Noncontrolling interest	7,636	(3,859)
Portion of loss on Navios Logistics bond extinguishment	17,412	—

Adjusted EBITDA	$111,226	$77,274

Navios Logistics Adjusted EBITDA Reconciliation to Net (Loss)/Income

Six Months Ended	June 30, 2014	June 30, 2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net (loss)/income attributable to Navios Logistics shareholders	$(21,612)	$10,357
Depreciation and amortization	12,049	11,872
Amortization of deferred drydock and special survey costs	2,550	1,151
Interest expense and finance cost, net	14,162	12,038
Income tax expense/(benefit)	958	(3,713)
Loss on bond extinguishment	27,281	—

Adjusted EBITDA	$35,388	$31,705

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Gem	Capesize	2014	181,336

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metrict ons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes	(2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios TBN	Panamax	Q4 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-term Chartered-in Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Venus	Ultra Handymax	Q1 2015	61,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes
Navios Amber	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q3 2015	82,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.